UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	September 30, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Curative Health Services, Inc.
Full Name of Registrant

Former Name if Applicable

61 Spit Brook Road
Address of Principal Executive Office (Street and Number)

Nashua, New Hampshire 03060
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As reported in a Form 8-K filed on November 7, 2005, the Registrant is in discussions with its bondholders concerning a possible restructuring of its outstanding debt.  In connection with those discussions the Registrant elected not to make its November 1, 2005 interest payment on the notes held by the bondholders.  Subsequently the Registrant also entered into an agreement with its primary lender to waive certain defaults under its credit agreement with that lender for the quarter ended September 30, 2005.  The Registrant has incurred significant losses over the past several quarters and, in the absence of some significant improvement in its cash flow or restructuring of its debt, it is unlikely that the Registrant will be able to pay the principal of and interest on its debt in the future.  As a result of these developments, the Registrant recently concluded, that there is substantial doubt about the Registrant’s ability to continue as a going concern and that all of its outstanding long-term debt needs to be reclassified as current liabilities as of September 30, 2005.  The Registrant is delaying the filing of its Form 10-Q for the fiscal quarter ended September 30, 2005 (the “Form 10-Q”) in order to revise the disclosure in its Form 10-Q to reflect these developments.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Thomas Axmacher	(603)	888-1500
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

In connection with the preparation of the Form 10-Q, the Registrant conducted a review of its goodwill and other intangible assets for possible impairment.  Due primarily to changes in the economics of the Specialty Infusion business unit, the Registrant concluded that its goodwill and other intangibles were impaired in the amount of $78.5 million and $0.2 million, respectively, as of September 30, 2005.  As a result, the Registrant is recording a non-cash impairment charge of $78.7 million in the third quarter of 2005, resulting in a net loss of $80.9 million, or $6.22 per share, for the quarter ended September 30, 2005 as compared to a net loss of $2.1 million, or $0.16 per share, for the quarter ended September 30, 2004.

Primarily as a result of this non-cash impairment charge and the reclassification of long-term debt discussed in Part III above, the Registrant’s goodwill was $36.9 million, total assets were $173,500, total current liabilities were $255.6 million and total long-term liabilities were insignificant as of September 30, 2005, as compared to $123.1 million, $283.8 million, $63.6 million and $215.7 million, respectively, as of December 31, 2004.

Curative Health Services, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 10, 2005	By	/s/ Thomas Axmacher
Thomas Axmacher, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).